modbook inc

Subscription Agreement

for Private Placement of Common Stock

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR UNDER THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

DO NOT COPY OR RE-DISTRIBUTE

Modbook Inc.
18341 Sherman Way, Suite 100
Reseda (Los Angeles), CA 91335
Fax: +1-818.475.1625

To learn more, please schedule a call with Andreas Haas (CEO)
by choosing a convenient date and time here
http://bit.ly/mbicall or email andreas@modbook.com

I. Offering

To: Modbook Inc.
18341 Sherman Way, Suite 100
Reseda, CA 91335

Ladies and Gentlemen:

The undersigned understands that **Modbook Inc.**, a corporation organized under the laws of California (the "**Company**"), is offering an aggregate of 66,667 shares of its common stock, at the Price Per Share of USD $1.50 (the "**Securities**") in a private placement. This offering is made pursuant to the offering statement filed electronically on Form C through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system on [EFFECTIVE DATE] (collectively, the "**Offering Documents**"), all as more particularly described and set forth in the Offering Documents. The undersigned further understands that the offering is being made without registration of the Securities under the Securities Act of 1933, as amended (the "**Securities Act**"), or any securities law of any state of the United States or of any other jurisdiction, and is being made in accordance with the rules of the Regulation Crowdfunding under the Securities Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Offering Documents, the undersigned hereby irrevocably subscribes for the Number of Securities set forth on the Signature Page hereto for the Aggregate Purchase Price set forth on the Signature Page, which is payable as described in Section 4 hereof.

   (a) The undersigned will receive Non-Voting Common Stock if the Aggregate Purchase Price is less than $50,000 and Voting Common Stock if the Aggregate Purchase Price is equal or higher than $50,000.

   (b) If the Aggregate Purchase Price is equal or higher than $10,000 but less than $20,000, the undersigned will be entitled to purchase (the "**Issued Warrants**") from the Company (i) the same number of shares, issued pursuant to this Section 1(a) above, (ii) of Non-Voting Common Stock, duly authorized, validly issued, fully paid and nonassessable (the "**Warrant Shares**"), (iii) at the Aggregate Purchase Price per Warrant Share (subject to adjustment as provided herein, the "**Warrant Exercise Price**"), and (iv) all subject to the terms, conditions and adjustments set forth below in this subscription agreement (the "**Subscription Agreement**").

   (c) If the Aggregate Purchase Price is equal or higher than $20,000, the undersigned will be entitled to purchase (the "**Issued Warrants**") from the Company (i) twice the number of shares, issued pursuant to this Section 1(a) above, (ii) of Non-Voting Common Stock, duly authorized, validly issued, fully paid and nonassessable (the "**Warrant Shares**"), (iii) at the Aggregate Purchase Price per Warrant Share (subject to adjustment as provided herein, the "**Warrant Exercise Price**"), and (iv) all subject to the terms, conditions and adjustments set forth below in this subscription agreement (the "**Subscription Agreement**").

   The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this Subscription Agreement.

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any

reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "**State Securities Laws**").

3. The Closing.

   (a) The initial purchase and sale of the Securities shall take place remotely via the exchange of documents and signatures on the subsequent date on which one or more Purchasers execute counterpart Signature Pages to this Subscription Agreement and deliver the Aggregate Subscription Amount to the Company (the "**Initial Closing**").

   (b) The Investor understands and acknowledges that the Company may at any time and from time to time during the one hundred and eighty (180) day period immediately following the Initial Closing (the "**Additional Closing Period**"), at one or more additional closings (each an "**Additional Closing**" and together with the Initial Closing, each, a "**Closing**"), without obtaining the signature, consent or permission of any of the Purchasers in the Initial Closing or any prior Additional Closing, continue to offer and sell the Securities to other investors (the "**New Purchasers**"). New Purchasers may include persons or entities who are already Purchasers under this Subscription Agreement. The Company and each of the New Purchasers purchasing the Securities at each Additional Closing will execute counterpart Signature Pages to this Subscription Agreement and each New Purchaser will, upon delivery by such New Purchaser and acceptance by the Company of such New Purchaser's Signature Page and delivery of the Aggregate Subscription Amount by such New Purchaser to the Company, become a party to, and bound by, this Subscription Agreement to the same extent as if such New Purchaser had been a Purchaser at the Initial Closing and each such New Purchaser shall be deemed to be a Purchaser for all purposes under this Subscription Agreement as of the date of the applicable Additional Closing.

4. Payment for Securities. Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, in the amount as set forth on the Signature Page hereto. Promptly following each Closing, if required by the Company's governing documents, the Company shall deliver certificates representing the Securities to the undersigned, bearing an appropriate legend referring to the fact that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Terms and Conditions for Issued Warrants. Unless (i) applicable laws require or (ii) other provisions in this Subscription Agreement determine otherwise, the following terms and conditions shall apply to all Issued Warrants:

   (a) **Term of Issued Warrants.** Subject to the terms and conditions hereof, at any time or from time to time after the date hereof and prior to 5:00 p.m. Company's local time, on the fifth (5) anniversary of the date hereof or, if such day is a (i) Saturday, (ii) Sunday or (iii) legal holiday, on the next preceding day, the undersigned may exercise all or any part of any Issued Warrants (subject to adjustment as provided herein).

   (b) **Method of Exercise.** In order to exercise all or any part of any Issued Warrants, the undersigned must deliver to the Company

(i) an executed warrant exercise agreement in the form attached hereto as Appendix A (each, an "**Warrant Exercise Agreement**"), duly completed and executed and

(ii) payment to the Company of that amount equal to the product of (a) the number of Warrant Shares to be purchased as specified in the Warrant Exercise Agreement, multiplied by (b) the Warrant Exercise Price in effect as of such exercise date.

(c) **Payment of Warrant Exercise Price.** The entire Warrant Exercise Price shall be payable in full at the time of the exercise to the extent permitted by applicable statutes and regulations, either:

(i) in accordance with the payment terms and methods set forth in Appendix A hereto; or

(ii) in any other form of legal consideration that may be acceptable to the Company.

(d) **Issuance of Securities.** Upon receipt by the Company of the Warrant Exercise Agreement and provided that the Warrant Exercise Agreement and payment are in form and substance satisfactory to the Company, the Company shall issue the securities as set forth in Subscription Agreement.

(a) **Withholding.** Prior to the issuance of securities upon the exercise of any of the Issued Warrants, the undersigned must make arrangements satisfactory to the Company to pay or provide for any applicable federal, state and local withholding obligations of the Company. The undersigned may satisfy any federal, state or local tax withholding obligation relating to the exercise of any of the Issued Warrants by any of the following means:

(i) tendering a cash payment; or

(ii) authorizing the Company to withhold securities from the securities otherwise issuable to the undersigned as a result of the exercise of any of the Issued Warrants; provided, however, that no securities are withheld with a value exceeding the minimum amount of tax required to be withheld by law.

(ii) **Tax Liability.** Notwithstanding any action the Company takes with respect to any or all income tax, payroll tax, or other tax-related withholding ("**Tax-Related Items**"), the ultimate liability for all Tax-Related Items is and remains the undersigned's responsibility and the Company (a) makes no representations or undertakings regarding the treatment of any Tax-Related Items in connection with the exercise of any of the Issued Warrants or the subsequent sale of any shares acquired on exercise; and (b) does not commit to structure the Issued Warrants to reduce or eliminate the undersigned's liability for Tax-Related Items.

(iii) **Conditional Exercise.** Notwithstanding any other provision hereof, if an exercise of any portion of the Issued Warrants is to be made in connection with a public offering or a sale of the Company (pursuant to a merger, sale of stock, or otherwise), such exercise may at the election of the undersigned be conditioned upon the consummation of such transaction, in which case such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.

(iv) **Adjustments Upon Changes in Stock.** In the event of changes in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization, all remaining Issued Warrants held by the undersigned and the Warrant Exercise Price will be equitably adjusted or substituted, as to the number, price or class of Warrant Share or other consideration subject to such Issued Warrants to the extent necessary to preserve the economic intent of such Issued Warrants.

(v) **Subscription Agreement.** All Issued Warrants and all Warrant Shares issuable upon exercise of any of the Issued Warrants are and shall become subject to, and have the benefit of, the Subscription Agree-

ment, and the undersigned shall be required, for so long as the undersigned holds the Issued Warrants or any Warrant Shares, to become and remain a party to the Subscription Agreement.

(vi) **Issued Warrants Not Deemed Company Stock.** Except as otherwise specifically provided herein, with respect to the Issued Warrants and prior to the issuance to the undersigned of the Warrant Shares to which the undersigned is then entitled to receive upon the due exercise of any of the Issued Warrants, the undersigned shall not be entitled to vote or receive dividends or be deemed the holder of shares of capital stock of the Company for any purpose, nor shall anything contained in Subscription Agreement be construed to confer upon the undersigned with respect to the Issued Warrants, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise.

6. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

(a) The Company was duly incorporated as a California corporation on February 2, 2012 and is validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable.

7. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

(a) **General.**

(i) The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(ii) The undersigned is a resident of the state set forth on the Signature Page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(iii) The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(b) Information Concerning the Company.

(i) The undersigned has received a copy of the Offering Documents. The undersigned has not been furnished any offering literature other than the Offering Documents and has relied only on the information contained therein.

(ii) The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Documents and in this Subscription Agreement. The undersigned represents that it is able to bear any loss associated with an investment in the Securities.

(iii) The undersigned confirms that it is not relying on any communication (written or oral) of the Company or any of its affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Documents or otherwise by the Company or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company nor any of its affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company nor any of its affiliates has made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority to invest in the Securities.

(iv) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Documents. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(v) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(vi) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this private placement at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return the previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(vii) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(c) **Non-reliance.**

(i) The undersigned represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Company, as investment advice or as a recommendation to purchase the Securities, it being understood that information and explanations related to the terms and conditions of the Securities and the other transaction documents that are described in the Offering Documents shall not be considered investment advice or a recommendation to purchase the Securities.

(ii) The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

(d) **Status of Undersigned.**

(i) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(ii) If the undersigned has checked the box next to "accredited investor" on the Signature Page, the undersigned represents that he, she or it is an "accredited investor" as defined in Rule 501(a) under the Securities Act. The undersigned agrees to furnish any additional information requested by the Company or any of its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Securities. Any information that has been furnished or that will be furnished by the undersigned to evidence its status as an accredited investor is accurate and complete, and does not contain any misrepresentation or material omission.

(iii) If the undersigned has checked the box next to "non-accredited investor" on the Signature Page, the undersigned represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act.

(e) Restrictions on Transfer or Sale of Securities. As applies to the Purchaser:

(i) The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii) The undersigned understands that the Securities are "restricted securities" under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act or an exemption therefrom, and the undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act (including Rule 144 thereunder). Accordingly, the undersigned understands that under the Commission's rules, the undersigned may dispose of the Securities principally only in "private placements" which are exempt from registration under the Securities Act, in which event the transferee will acquire "restricted securities" subject to the same limitations as in the hands of the undersigned. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii) The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the

foregoing, except pursuant to a registration of the Securities under the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws; (B) that the certificates representing the Securities will bear a legend making reference to the foregoing restrictions; and (C) that the Company and it affiliates shall not be required to give effect to any purported transfer of such Securities except upon compliance with the foregoing restrictions.

8. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified in this Subscription Agreement and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 6 hereof and of the undersigned contained in Section 7 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. Obligations Irrevocable. The obligations of the undersigned shall be irrevocable.

10. Legend. The certificates representing the Securities sold pursuant to this Subscription Agreement will be imprinted with a legend in substantially the following form:
"THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS."

11. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Los Angeles, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California.

16. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications given or made pursuant to this Subscription Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the Signature Pages, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section.

19. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company and the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Documents which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

23. Arbitration. Any dispute relating to this Subscription Agreement which cannot be amicably resolved between the parties shall be resolved by binding arbitration conducted in Los Angeles, California, in accordance with the then-existing Rules for Commercial Arbitration of the American Arbitration Association, and the decision of the arbitrator(s) shall be final and binding on all parties. The costs of the arbitration (other than fees and expenses of counsel, which shall be the responsibility of the parties retaining such counsel) shall be shared equally by the parties.

——— signature page follows ———

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Modbook Inc.

Founder Signature

Name: Andreas Haas

Title: Director, CEO

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

____

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

Appendix A

Warrant Exercise Agreement

To: Modbook Inc.
18341 Sherman Way, Suite 100
Reseda, CA 91335
Attention: President

1. The undersigned hereby elects to purchase Warrant Shares of Modbook Inc. (the "Securities") pursuant to the terms of the attached Subscription Agreement as follows:

______________________	______________________	______________________
Price per Share (PPS)	***Aggregate Purchase Price*** *(APP)*	*Number of Securities to be acquired (APP divided by PPS)*

2. Please issue a certificate or certificates representing said Shares in the name of the undersigned or in such other name as is specified below:

____
Print Name

The Purchaser is: ____ an individual ____ an entity

If the Securities are to be purchased by an entity:

____
Legal Name of Entity (the "Entity")

____
Country and State Incorporated

____
Tax Identification Number / EIN

Principal Address (Residence or Place of Business):

____
Street

____
City

____
State, Zip Code, Country

Mailing Address (if different from Principal Address)

____
Street

____
City

____
State, Zip Code, Country

3. The undersigned elects to remit payment of the Aggregate Purchase Price plus all applicable banking fees by:

____ Check ____ Wire Transfer.

If by Check:	Amount:	Aggregate Purchase Price
	Pay to the Order of:	Modbook Inc.
	Currency:	US Dollars

If by Wire Transfer:	Amount:	Aggregate Purchase Price plus $14.00 wire transfer fee plus all other applicable banking fees
	Currency:	US Dollars

Wire transfers within the United States

Banking Information:
MUFG Union Bank, N.A.
16633 Ventura Blvd
Encino, California 91436
Routing / ABA Number: 122000496

Beneficiary Information:
Modbook Inc.
18341 Sherman Way, Suite 100
Reseda, CA 91335
Account Number: 1300071127

International wire transfers to the United States

Banking Information:
MUFG Union Bank, N.A.
16633 Ventura Blvd
Encino, California 91436
SWIFT Code: BOFCUS33MPK
Routing / ABA Number: 122000496

Beneficiary Information:
Modbook Inc.
18341 Sherman Way, Suite 100
Reseda, CA 91335
Account Number: 1300071127

4. The undersigned hereby represents and warrants that the aforesaid Securities are being acquired for the account of the undersigned for investment and not with a view to, or for resale, in connection with the distribution thereof, and that the undersigned has no present intention of distributing or reselling such shares and all representations and warranties of the undersigned set forth in Section 7 and the Signature Page of the attached Subscription Agreement are true and correct as of the date hereof:

____
Date

______________________________ ______________________________
Print Name, Title *Signature*

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